

Mail Stop 7010

October 15, 2008

<u>Via U.S. Mail and Fax (702) 989-9012</u>
Mr. Jon Fullenkamp
Chief Financial Officer
Victory Energy Corporation
112 N. Curry Street
Carson City, NV 89703-4934

> **Re: Victory Energy Corporation
> Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
> Filed April 18, 2008**
>
> **Form 10-Q for the Period Ended June 30, 2008
> Filed August 19, 2008
> File No. 2-76219-NY**

Dear Mr. Fullenkamp:

       We have reviewed your supplemental response letter dated September 30, 2008 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 21, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for year ended December 31, 2007

1.   We have considered your response to our prior comment number one in our letter of September 3, 2008. We do not agree with your conclusions. In that comment, we asked you to tell us the factors you considered to support the conclusion that management's failure to provide its report on internal control over financial reporting did not change your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

Form 10-Q for the period ended March 31, 2008

2.   We note your response to our prior comment 2. The facts and timeline of this transaction remain unclear. You state you purchased the wells valued at $1.4 million and the advance drilling costs in the amount of $1.6 million for a total of $3 million. You also state you sold the working interest for $3 million and yet you retain title to the working interest and it remains on your balance sheet. Please provide clarification on the following items:

- Tell us the source of the funding used to purchase the interest in six wells and to pay drilling costs in advance.
- Tell us who purchased the working interest or "intangible rights" for $3 million and if this entity is an unrelated party to the original investment group and Victory Energy.
- Tell us how you can retain title to the working interest and have it remain on your balance sheet and, at the same time, reflect a sale of the same working interest on your statement of operations.
- Please provide us in a journal entry format your accounting from the fiscal year ended December 31, 2007 through June 30, 2008 for your drilling costs in the amount of $3.6 million, your natural gas working interest in the amount of $1.6 million and your sale of working interest in wells for $3 million.

It may be helpful to discuss the details of this transaction in a conference call. Please contact us at the phone number(s) below to set up a mutually convenient date and time to discuss these issues.

Form 10-Q for the period ended June 30, 2008

Consolidated Balance Sheets, page 3

3.   Tell us and disclose in the footnotes to your financial statements what amounts are reflected in your Dividend Payable in the amount of $4.0 million.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,
/s/ Chris White

Chris White
Branch Chief